Exhibit 99.1

Recent Draganfly Sales and Activities with Policing Agencies Signals Growing Focus on Northern (Canada) Border Security

Draganfly Confirms Its Strategic & Tactical Positioning and Preparedness for Growing Border Security Demand Amid Global Trade and Security Initiatives

Saskatoon, SK., February 5, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning leader in drone solutions and systems development, today confirms through recent sales activities its positioning and preparedness to support the enhancement of border security amid evolving global trade and security uncertainties and shifting geopolitical dynamics. Highlighting recent sales activities with policing agencies, Draganfly continues to strengthen its position to support border security with advanced drone technology solutions.

“Recent global trade challenges, tariff uncertainties, and security concerns underscore the critical importance of secure borders and resilient supply chains,” said Cameron Chell, CEO of Draganfly Inc. “Our recent sales activities with policing agencies is a testament to our ability and readiness to provide drone technology and services in support of border security solutions.”

Draganfly’s comprehensive product portfolio—featuring high-resolution, electro-optical/infra-red and low-light sensors with real-time data processing capabilities available in multiple tactical communication and control configurations—is designed to deliver multi-mission capabilities for challenging mission profiles. With an emphasis on North American-made innovation, the Company is committed to supporting the security needs of government agencies and border authorities, ensuring that technology remains at the forefront of national security and economic stability.

“As we continue to navigate an era of rapid geopolitical change, it is essential that both the public and private sectors collaborate to safeguard borders,” added Chell. “Draganfly is proud to be at the leading edge of this effort, leveraging our technological expertise to help create a more secure and resilient border.”

About Draganfly

Draganfly Inc. is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations operate and serve their stakeholders. With over 24 years of innovation, Draganfly is recognized as a leader in the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. The Company’s commitment to ingenuity and first-class services drives its goal to save time, money, and lives across the globe.

For more information on Draganfly, please visit Draganfly’s website. For additional investor information, visit:

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Media Contact Erika Racicot Email: media@draganfly.com

Company Contact Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s comprehensive product portfolio’s ability to deliver multi-mission capabilities for challenging mission profiles. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.